Texas Beer Company

BALANCE SHEET

As of December 31, 2016

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Business Fundamentals Chk (8663)	1,173.74
City National TBC Checking	22,168.93
City National TBC Savings	827,997.96
City National TBC Second Street	6,656.96
Total Bank Accounts	**$857,997.59**
Other Current Assets	
Inventory	10,035.00
Total Other Current Assets	**$10,035.00**
Total Current Assets	**$868,032.59**
Fixed Assets	
Buildout - Taproom & Pilot Brewhouse	1,645.00
Accumulated Depreciation	-55.00
Total Buildout - Taproom & Pilot Brewhouse	**1,590.00**
Buildout - Warehouse Brewery	
Construction Consulting	1,168.66
Architect - Consultant	701.25
Radar Survey	500.00
Total Construction Consulting	**2,369.91**
Plumbing - Labor	8,623.30
Total Buildout - Warehouse Brewery	**10,993.21**
Intellectual Property	4,500.00
Accumulated Amortization	-75.00
Total Intellectual Property	**4,425.00**
Machinery & Equipment	
Pilot Brewing Equipment	52,322.67
Accumulated Depreciation	-7,474.00
Total Pilot Brewing Equipment	**44,848.67**
Taproom Equipment & Furniture	10,051.45
Accumulated Depreciation	-2,158.00
Point of Sale Equipment	5,055.42
Total Taproom Equipment & Furniture	**12,948.87**
Warehouse Brewery Equipment	
Brewhouse - 1st Payment	124,000.00
Small Machines	1,634.81
Total Warehouse Brewery Equipment	**125,634.81**
Warehouse Distribution Equipment	
Keg Shells	8,656.00
Total Warehouse Distribution Equipment	**8,656.00**
Total Machinery & Equipment	**192,088.35**

	TOTAL
Office Equipment	4,952.05
Accumulated Depreciation	-884.00
Total Office Equipment	**4,068.05**
Total Fixed Assets	**$213,164.61**
Other Assets	
Beer Recipe R&D	
Ingredients & Supplies for R&D	10,172.97
Labor - R&D	13,185.00
Total Beer Recipe R&D	**23,357.97**
Organizational Costs	105,133.19
Accumulated Amortization Organ. Cost	-5,257.00
Total Organizational Costs	**99,876.19**
Security Bond	5,400.00
Total Other Assets	**$128,634.16**
TOTAL ASSETS	**$1,209,831.36**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Loan	0.00
Loan / Partner	117,662.72
Payroll Liabilities	
Child Support	0.00
Federal Taxes (941/944)	3,915.25
Federal Unemployment (940)	114.16
TX Unemployment Tax	628.03
Total Payroll Liabilities	**4,657.44**
Sales Tax Payable	8,797.40
Total Other Current Liabilities	**$131,117.56**
Total Current Liabilities	**$131,117.56**
Total Liabilities	**$131,117.56**
Equity	
Founder's Equity	
Ian Davis Founding Equity	2,090.34
JD Gins Founding Equity	2,090.35
Total Founder's Equity	**4,180.69**
Investor Equity	
Series A Offering	1,200,000.00
Total Investor Equity	**1,200,000.00**
Retained Earnings	0.00
Net Income	-125,466.89
Total Equity	**$1,078,713.80**
TOTAL LIABILITIES AND EQUITY	**$1,209,831.36**